December 4, 2017

VIA EDGAR AND OVERNIGHT MAIL

Tom Kluck
Legal Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:
HC Government Realty Trust, Inc. (the “Company”)
First Post-Qualification Amendment to Offering Statement on Form 1-A (the “Post-Qualification Amendment”)
Filed November 7, 2017
File No. 024-10563

Dear Mr. Kluck:

We filed the above-referenced Post-Qualification Amendment on Form 1-A on November 7, 2017. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Post-Qualification Amendment be accelerated and that the Post-Qualification Amendment be declared qualified on December 6, 2017 at 12:00 p.m., EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●
the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Robert R. Kaplan, Jr.
Robert R. Kaplan, Jr.
President